 1-A LIVE 0000919175 XXXXXXXX Sugarmade, Inc. DE 2007 0000919175 5110 94-3008888 4 2 167 N. Sunset Ave. City of Industry CA 91744 888-982-1628 William R. Eilers, Esq. Other 7510.00 0.00 246588.00 429059.00 4724003.00 1479201.00 287904.00 10315923.00 -5591920.00 4724003.00 1891140.00 1181081.00 47526.00 -11913186.00 -0.01 -0.01 L&L CPAs, PA Common stock 1524999511 865040109 OTCQB Series A preferred stock 2000000 000000000 None Series B preferred stock 2541500 000000000 None Convertible notes 3210502 000000000 None true true Tier2 Audited Equity (common or preferred stock) Y N Y Y N N 11998800 1524999511 0.5000 6000000.00 0.00 0.00 0.00 6000000.00 None 0.00 None 0.00 None 0.00 L&L CPAs, PA 1000.00 Eilers Law Group, P.A. 12500.00 None 0.00 Eilers Law Group, P.A. 10000.00 5976500.00 true AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR AL AK AZ AR CA CO CT DE FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA RI SC SD TN TX UT VT VA WA WV WI WY DC PR Sugarmade, Inc. Common 1000000 0 29000 Sugarmade, Inc. Common 71915557 0 547833 Sugarmade, Inc. Common 11348591 0 100000 Sugarmade, Inc. Common 28381818 0 14132 Sugarmade, Inc. Common 18181818 0 290455 Sugarmade, Inc. Common 24994341 0 142165 Sugarmade, Inc. Common 26621610 0 240000 Sugarmade, Inc. Common 500000 0 7550 Sugarmade, Inc. Series B Preferred 415000 0 5934500 Sugarmade, Inc. Common 128525706 0 298756 Sugarmade, Inc. Common 33542856 0 225000 All of the aforementioned securities were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 thereunder.